March 2008 Pricing Sheet dated March 13, 2008 relating to Preliminary Pricing Supplement No. 559 dated March 13, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

PLUS due March 26, 2010 Based on the Performance of a Basket of Six Stocks
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MARCH 13, 2008

Issuer:	Morgan Stanley
Issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Pricing date:	March 13, 2008
Original issue date:	March 20, 2008 (5 business days after the pricing date)
Maturity date:	March 26, 2010
Aggregate principal amount:	$3,000,000
Basket:	Basket components	Bloomberg ticker symbol	Percentage of initial basket value	Multiplier	Initial price of basket stock	Initial value per basket stock
	Adobe Systems Incorporated	ADBE	16.6667%	0.050505152	$33.00	$1.667
	Apple Inc.	AAPL	16.6667%	0.013407369	$124.31	$1.667
	The Goldman Sachs Group, Inc.	GS	16.6667%	0.010465746	$159.25	$1.667
	The Home Depot, Inc.	HD	16.6667%	0.064599612	$25.80	$1.667
	KB Home	KBH	16.6667%	0.074305395	$22.43	$1.667
	Research in Motion Limited	RIMM	16.6667%	0.016750452	$99.50	$1.667
Payment at maturity:
If the final basket value is greater than the initial basket value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final basket value is less than or equal to the initial basket value,
$10 x basket performance factor
This amount will be less than or equal to the stated principal amount of $10.

Maximum payment at maturity:	$14.80 (148% of the issue price) per PLUS
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Initial basket value:	$10
Final basket value:	The basket value on the basket valuation date
Multiplier:
The multiplier for each basket stock will reflect the fractional amount of each basket stock included in the basket based on the initial weighting and the price of each basket stock on the pricing date.  The multiplier for each basket stock will remain constant for the term of the PLUS unless adjusted for certain corporate events relating to the issuer of that basket stock.

Basket value:
The basket value on any date equals the sum of the products of the closing price and the multiplier for each basket stock, each determined as of such date by the Calculation Agent.  See “Basket – Initial price of basket stock” above.

Basket valuation date:	March 24, 2010, subject to adjustment for market disruption events
Interest:	None
CUSIP:	61747W273
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per PLUS	$10	$0.15	$9.85
Total	$3,000,000	$45,000	$2,955,000
(1)	For additional information, see “Plan of Distribution” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 559 dated March 13, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007 Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.